EXHIBIT 4.01

Amended and Restated Schedule 2 to 12.5% Senior Secured Convertible Debentures due on April 21, 2020 issued by Social Reality, Inc. on April 21, 2017 and October 27, 2017.

Schedule 2

FINANCIAL COVENANTS

The Company shall maintain an amount of net cash of $7,000,000 at all times.  If the Company’s net cash amount is less than $7,000,000 at any time, the Company shall immediately deliver written notice thereof to ATW Partners, LLC (“ATW”).  Upon request of ATW, but only upon request of ATW, the Company shall promptly deliver written evidence of the Company’s net cash amount to ATW. As used herein, “net cash” means total cash and cash equivalents of the Company minus all indebtedness of the Company, including, without limitation, indebtedness of the Company held by ATW Partners or its affiliates, “cash equivalents” means financial instruments of high liquidity and safety with an original maturity of three months or less, such as treasury bills and money market funds, and “indebtedness” means, collectively, (i) any liabilities for borrowed money and (ii) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business.